SO
6/28/02



02007870

K9
6/28

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 046927

JUN 26 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2001 (MM/DD/YY) AND ENDING April 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Honey Creek Corporate Center, 125 South 84th Street, Suite 140
(No. and Street)

Milwaukee (City) Wisconsin (State) 53214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lauren Toll (414) 257-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 East Main Street, Suite 100, Waukesha, Wisconsin 53189-3902
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lauren Toll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Capital Management, Inc., as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOEL HASSLER
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charter Capital Management, Inc.

Annual Report

April 30, 2002

Table of Contents


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
MATTHEW J. STOCKINGER, C.P.A.
SHANNON M. ROSZAK, C.P.A.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

Independent Auditor's Report

June 4, 2002

Board of Directors
Charter Capital Management, Inc.
One Honey Creek Corporate Center
125 South 84th Street, Suite 140
Milwaukee, Wisconsin 53214

Board of Directors:

We have audited the accompanying balance sheet of Charter Capital Management, Inc., as of April 30, 2002 and April 30, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the U.S. accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Capital Management, Inc. as of April 30, 2002 and April 30, 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co S.C

Walkowicz, Boczkiewicz & Co., S.C.

Charter Capital Management, Inc.
Balance Sheets
April 30, 2002 and 2001

Assets

	2002	2001
Current assets:		
Cash	$ 30,555	$ 24,007
Commissions receivable	10,335	17,471
Prepaid taxes	2,356	-
Total Current Assets	43,246	41,478
Property and Equipment:		
Computer equipment	10,085	19,797
Office furniture, fixtures, and equipment	17,010	17,010
Total Property and Equipment	27,095	36,807
Less: accumulated depreciation	(18,266)	(22,933)
Net Property and Equipment	8,829	13,874
Other Assets:		
Other investments	16,300	16,300
Total Other Assets	16,300	16,300
Total Assets	$ 68,375	$ 71,652

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Balance Sheets
April 30, 2002 and 2001

Liabilities and Stockholder's Equity

	2002	2001
Current Liabilities:		
Accounts payable	$ 595	$ 95
Accrued payroll taxes	4,157	4,452
Accrued income taxes	-	4,754
Total Current Liabilities	4,752	9,301
Stockholder's Equity:		
Common stock	25	25
Paid in capital	2,321	2,321
Retained earnings	61,277	60,005
Total Stockholder's Equity	63,623	62,351
Total Liabilities and Stockholder's Equity	$ 68,375	$ 71,652

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Income
For the Years Ended April 30, 2002 and April 30, 2001

	2002	2001
Revenue:		
Advisory Fees	$ 213,420	$ 220,899
Commissions	98,990	80,528
Total Revenue	312,410	301,427
Expenses:		
Commissions, other compensation and related benefits	233,048	213,252
Communications	6,582	3,920
Occupancy	45,757	43,478
Other operating expenses	29,687	35,219
Total Expenses	315,074	295,869
Net income (loss) from operations	(2,664)	5,558
Other Income (Expense):		
Interest income	75	508
Loss on disposal of assets	(1,482)	-
Total Other Income (Expense)	(1,407)	508
Net income (loss) before income tax provision	(4,071)	6,066
Tax provision (benefit)	(5,343)	3,610
Net Income	$ 1,272	$ 2,456

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statement of Changes in Stockholder's Equity
For the Years Ended April 30, 2002 and April 30, 2001

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance, April 30, 2000	$ 100	$ 9,283	$ (12,562)	$ 63,074	$ 59,895
Retirement of Treasury Stock	(75)	(6,962)	12,562	(5,525)	-
Net Income	-	-	-	2,456	2,456
Balance, April 30, 2001	25	2,321	-	60,005	62,351
Net Income	-	-	-	1,272	1,272
Balance, April 30, 2002	$ 25	$ 2,321	$ -	$ 61,277	$ 63,623

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2002 and April 30, 2001

	2002	2001
Cash Flows From Operating Activities:		
Net Income	$ 1,272	$ 2,456
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used in) Operating Activities:		
Loss on disposal of assets	1,482	-
Depreciation	3,563	5,162
(Increase) decrease in assets:		
Commissions receivable	7,136	18,716
Prepaid taxes	(2,356)	-
Increase (decrease) in liabilities:		
Accounts payable	500	(787)
Accrued income taxes	(4,754)	665
Accrued payroll taxes	(295)	485
Other	-	(4,522)
Net Cash Provided by Operating Activities	6,548	22,175
Cash Flows from Investing Activities:		
Investments	-	(13,000)
Net Cash Used in Investing Activities	-	(13,000)
Net Increase in Cash	6,548	9,175
Cash - Beginning of year	24,007	14,832
Cash - End of year	$ 30,555	$ 24,007

Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$4,712	$2,356

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Notes To Financial Statements
April 30, 2002 and April 30, 2001

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Property and Equipment

Property and equipment are depreciated using the straight line method over five and ten year periods.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees which are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees. Management's estimate of unearned fees and prepaid salaries at April 30, 2002 and April 30, 2001, is approximately $24,700 and $25,700, respectively, which management believes is not material to the fair presentation of the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2001, the Company's net capital and required net capital were $35,949 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 13.22%.

Charter Capital Management, Inc.
Notes To Financial Statements
April 30, 2002 and April 30, 2001

Note 3 - Capital Stocks

Capital stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending April 30,	Annual Retirements
2003	34,491
2004	32,969
2005	13,283
2006 and after	-
	$ 80,743

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended April 30, 2002. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Other Investments

The Company owns securities at year end for which trading has not yet started. Some of these securities may begin to be traded during the coming year. These could then become current assets if and when they begin to be traded. Due to the lack of trading, the cost method is being used to value the securities.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2002 and April 30, 2001

	2002	2001
Net Capital Computation		
Stockholder's equity at year end	$ 63,623	$ 62,351
Deductions:		
Nonallowable assets:		
Prepaid taxes	(2,356)	-
Nonallowable receivables	(189)	(196)
Net property and equipment	(8,829)	(13,874)
Haircuts on security positions	(16,300)	(16,300)
Net Capital	$ 35,949	$ 31,981
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 317	$ 620
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 4,752	$ 9,301
Aggregate Indebtedness	$ 4,752	$ 9,301
Percentage of Aggregate Indebtedness to Net Capital	13.22%	29.08%

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2002 and April 30, 2001

	2002	2001
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of April 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 35,950	$ 36,735
Decrease in equity from income statement	(1)	(4,754)
Net Capital Per Above	$ 35,949	$ 31,981

The accompanying accountant's report and notes to financial statements are an integral part of these statements.


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
MATTHEW J. STOCKINGER, C.P.A.
SHANNON M. ROSZAK, C.P.A.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

To the Board of Directors,
Charter Capital Management, Inc.

In planning and performing our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Charter Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2002, and this report does not affect our report thereon dated June 4, 2002. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at April 30, 2002, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Wolkoniz, Bozuniz & co s.c.

Waukesha, Wisconsin
June 4, 2002